February 15, 2007



Ken Fang, Esquire
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 5030
Washington, D.C.  20549

Re:   Structured Obligations Corporation
      Registration Statement on Form S-3
      File No. 333-134429


Dear Mr. Fang:

      This letter responds to comments of the Securities and Exchange Commission staff (the "Staff") provided to us verbally, regarding the above referenced Registration Statement (the "Registration Statement"). The following are responses made on behalf of Structured Obligations Corporation (the "Registrant").

      Each capitalized term that is used in this letter without definition has the meaning specified in the base prospectus or the form of prospectus supplement or file with the Securities and Exchange Commission.


Call Rights

1. The Registrant confirms that holders of a call right or warrant would meet the definition of "qualified institutional buyer" as defined in Rule 144 of the Securities Act of 1933.

2. The Registrant confirms that call rights and warrants will not be issued by Issuing Entities with more than one type of asset.


Tender Rights

3. The holders of the Certificates may have a tender right which allows them to tender certificates to a third party liquidity provider (who is unrelated to the Registrant), not to the issuer. The third party liquidity provider will not be a designee of the Registrant.

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Securities and Exchange Commission
February 15, 2007
Page 2 of 2


Put/Call

4. An Issuing Entity will utilize puts or call only as credit enhancement of the Underlying Assets. The exercise of any such put or call by an Issuing Entity will automatically occur upon the occurrence of one or more designated events specified in either or both of the Issuing Entity's trust agreement and/or the put or call documentation. An Issuing Entity will not be permitted to exercise any discretion in determining whether or not to exercise a put or call and, therefore, will not be in a position to take advantage of market conditions.

      If you have any questions regarding this response letter, please do not hesitate to call me at (212) 506-5041 or Craig Stearns at (212) 506-3780.

      Thank you.




                                    Sincerely yours,

                                    /s/ Al B. Sawyers

                                    Al B. Sawyers